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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Commission File Number: 001-13382

KINROSS GOLD CORPORATION
(Translation of registrant's name into English)

52nd Floor, Scotia Plaza, 40 King Street West
Toronto, Ontario M5H 3Y2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Current Report on Form 6-K, dated May 15, 2009, is specifically incorporated by reference into Kinross Gold Corporation's Registration Statement on Form S-8 (Registration No. 333-141896), filed on April 5, 2007.

This report on Form 6-K is being furnished for the sole purpose of furnishing the Restated adjusted reconciliation to generally accepted accounting principles in the United States.

INDEX

Table of Contents

SIGNATURES
EXHIBIT INDEX
99.1	Restated Adjusted Reconciliation to Generally Accepted Accounting Principles in the United States.

 SIGNATURES

        Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION
	By:	/s/ MARK BAUER Mark Bauer Vice President, Controller
May 15, 2009.

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INDEX
Table of Contents
SIGNATURES